Copernic Announces 2007 Third Quarter Financial Results

Montreal, Canada, November 8, 2007 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leader in Internet search technology and online advertising, today reported its financial results for the third quarter ended September 30, 2007. Unless otherwise stated, all figures in this release are in U.S. dollars.

Financial Highlights

▪	Revenue of $1.87 million compared to $1.89 million in the third quarter 2006

▪	Net loss of $974,716 or ($0.07 per share) compared to net loss of $2.55 million or ($0.18 per share), including write-downs and settlement costs of $1.68 million in third quarter 2006

▪	Cash used for operating activities was $160,025 in Q3 2007

▪	Cash and cash equivalents for the period ending September 30, 2007, totalled $7.67 million

Recent Highlights

Copernic continued to strengthen its position in the U.S. market as a leader in internet search technology by:

▪	Expanding its retail presence to increase software sales by growing the Value Added Reseller Network

▪
Upgrading its private label program for Internet Service Providers (ISPs), portals, and websites to facilitate incorporation of Copernic Desktop Search® (CDS) software search engine directly into websites for brand promotion and advertising products and services

▪
Launching the Partners in Education program to expand brand awareness, grow its presence in the educational and corporate markets, and increase software sales through site licensing and sponsorship opportunities

▪	Releasing an updated beta version of the Copernic Mobile software which now includes Apple iPhone optimization

“Copernic has recently passed several milestones,” said Martin Bouchard, President and CEO of Copernic. “Firstly, with the closing of the SEC investigation, we will be able to entirely focus our energies on our operations. Secondly, following the realignment of our core strategies in the second quarter, we have made steady progress towards positioning Copernic to become a leading provider in search technology for the web, desktop and mobile spaces with the launch of the updated beta version of our Copernic Mobile software, the expansion of our Private Label Program and by growing our Value Added Reseller Network while maintaining a strong cash position and continuing to focus on cost control.”

Financial Results

Revenues in third quarter 2007 totalled $1,866,606 compared to $1,891,068 in third quarter 2006.

Search advertising revenues in the third quarter 2007 were stable at $1,558,961 compared to $1,557,298 in the same period last year. The Company continues to face industry pressures related to advertising rates. As a result, the Company is working towards optimizing traffic quality in Europe. Furthermore, the Company has signed new distribution partnerships with pay-per-click providers in the European local search arena, and will be looking to expand into the Asian markets in the coming months.

Graphic advertising decreased in the third quarter 2007 by $134,525 to $14,894 due to the continuing decline in pop-up campaigns and a decrease in demand for other graphic ad units.

In the third quarter of 2007, software licensing increased by $146,889 to $206,268 with the delivery of two new CDS licences.

Customized development and maintenance support decreased by $38,489 to $86,483 in third quarter 2007.

Gross margin in third quarter 2007 was 70% compared to 72% for the same period in 2006 due to higher payouts to partners who are delivering better quality traffic and higher advertiser conversion metrics.

Expenses in third quarter 2007 were $2,443,684 down from $4,077,691 in the third quarter 2006, which included write-downs and settlement costs of $1,683,238. Expenses were generally stable, with the exception of general and administrative expense, which increased by $77,767 as a result of costs associated with lease termination for half of our head office space. Increased legal fees related to various additional tasks were offset by decreases in salaries and expenses due to lower headcount.

Net loss in third quarter 2007 was $974,716 ($0.07 per share) compared to $2,548,274 ($0.18 per share) for the same period in 2006.

Liquidities totalled $7,667,091 on September 30, 2007, which was $173,156 less than the previous quarter.

Corporate Developments

The SEC closed its investigation of Copernic Inc., formerly Mamma.com Inc., without recommending any enforcement action.

The Company announced the appointments of Mr. Marc Ferland, former Vice President of Rogers Communications, and Mr. Lawrence Yelin, a Senior Partner of Fasken Martineau DuMoulin, LLP, to the Board of Directors.

cQuest, a capital markets advisory affiliate of Christensen, was hired to provide investor and media relations services.

Conference Call Notice

Copernic will host a conference call to discuss its 2007 third quarter and year end financial results on Friday, November 9, 2007 at 10:00 a.m. EST. The dial-in number for the conference call is 1-800-731-5774 (Canada and United States) or 416-644-3417 (International). If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 p.m. EST by dialing 1-877-289-8525 (Canada and United States) or 416-640-1917 (International) and entering pass code 21249646#, until November 16, 2007 at midnight EST or by sound webcast on Copernic’s website for 30 days.

The live webcast of the Company’s 2007 third quarter financial results conference call will be available at 10:00 a.m. EST on November 9, 2007, on the Investor Relations section of the Company’s website: www.copernic-inc.com/corporate/en/investors/index.html. The archived webcast will be made available on the Company’s website starting one hour after the completion of the call.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

Apple and iPhone are either registered trademarks or trademarks of Apple, Inc. in the United States and/or other countries.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Daniel Bertrand
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682 EXT.118
Telephone:  (514) 908-4318
Email:  dbertrand@copernic.com
Website:  www.copernic-inc.com

Copernic Inc. Condensed Consolidated Balance Sheets
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	As at September 30, 2007 $	As at December 31, 2006 $
Assets

Current assets
Cash and cash equivalents	7,667,091	2,379,617
Temporary investments	-	5,591,842
Accounts receivable	982,325	2,734,172
Income taxes receivable	294,937	110,002
Prepaid expenses	309,187	261,885

	9,253,540	11,077,518

Investments	150,000	150,000

Property and equipment	566,189	503,828

Intangible assets	4,814,098	6,190,298

Goodwill	15,417,844	15,417,844

	30,201,671	33,339,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,724,556	2,289,686
Deferred revenue	226,112	227,660
Deferred rent	13,586	12,273
Income tax payable	8,100	8,100
Current portion capital lease obligations	53,953	-
Liabilities of discontinued operations	-	6,253

	2,026,307	2,543,972

Capital lease obligations	113,118	-
Future income taxes	1,447,339	1,900,866

Commitments

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares (14,340,864 in 2006)	96,556,485	95,298,234

Additional paid-in capital	5,608,934	5,706,183

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(76,111,649)	(72,670,904)

	26,614,907	28,894,650

	30,201,671	33,339,488

Copernic Inc. Condensed Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	For the nine months ended		For the three months ended
	September 30		September 30
	2007 $	2006 $	2007 $	2006 $

Revenues	6,462,056	6,029,981	1,866,606	1,891,068

Cost of revenues	2,092,647	1,785,181	551,032	530,729

Gross Margin	4,369,409	4,244,800	1,315,574	1,360,339

Expenses
Marketing, sales and services	1,417,291	1,347,760	447,089	430,849
General and administration	3,670,863	2,967,084	970,195	892,428
Product development and technical support	1,764,580	1,924,527	553,321	615,926
Amortization of property and equipment	183,289	129,224	65,655	45,198
Amortization of intangible assets	1,479,902	1,579,095	495,531	528,538
Interest and other income	(327,105)	(312,972)	(89,848)	(116,853)
Loss (gain) on foreign exchange	73,907	133,595	1,741	(1,633)
Write-downs and settlement costs	-	1,683,238	-	1,683,238

	8,262,727	9,451,551	2,443,684	4,077,691

Loss from continuing operations before income taxes	(3,893,318)	(5,206,751)	(1,128,110)	(2,717,352)

Recovery of future income taxes	(453,527)	(477,821)	(153,530)	(159,274)
Current income taxes	954	(4,876)	136	(4,876)
Loss from continuing operations	(3,440,745)	(4,724,054)	(974,716)	(2,553,202)

Results of discontinued operations, net of income taxes	-	34,500	-	4,928

Net loss for the period	(3,440,745)	(4,689,554)	(974,716)	(2,548,274)
Basic and diluted loss per share from continuing operations	(0.24)	(0.33)	(0.07)	(0.18)
Basic and diluted loss per share from discontinued operations	0.00	0.00	0.00	0.00
Basic and diluted net loss per share	(0.24)	(0.33)	(0.07)	(0.18)

Weighted average number of shares outstanding -basic and diluted	14,540,416	14,340,864	14,637,531	14,340,864

Copernic Inc. Condensed Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	For the nine months ended		For the three months ended
	September 30		September 30
	2007 $	2006 $	2007 $	2006 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(3,440,745)	(4,724,054)	(974,716)	(2,553,202)
Adjustments for
Amortization of property and equipment	183,289	129,224	65,655	45,198
Amortization of intangible assets	1,479,902	1,579,095	495,531	528,538
Employee stock-based compensation	484,744	389,578	109,484	124,333
Future income taxes	(453,527)	(477,821)	(153,530)	(159,274)
Write-down of property and equipment	-	9,813	-	9,813
Write-down of intangible assets	-	403,425	-	403,425
Write-down of investment	-	570,000	-	570,000
Unrealized loss on foreign exchange	12,013	1,151	10,424	(571)
Net change in non-cash working capital items	964,970	1,806,717	287,127	1,100,337

Cash from (used for) operating activities from continuing operations	(769,354)	(312,872)	(160,025)	68,597
Cash from (used for) operating activities from discontinued operations	-	(74,552)	-	644

	(769,354)	(387,424)	(160,025)	69,241

Investing activities
Reimbursement related to Copernic Technologies Inc. business acquisition	-	379,382	-	63,839
Purchase of intangible assets	(67,170)	(43,027)	(5,783)	(18,384)
Purchase of property and equipment	(144,102)	(49,591)	(7,348)	(13,250)
Net decrease (increase) in temporary investments	5,591,842	978,991	1,520,712	(3,034,321)

Cash from (used for) investing activities from continuing operations	5,380,570	1,265,755	1,507,581	(3,002,116)

Financing activities
Issuance of capital stock	676,258	-	-	-

Cash from financing activities from continuing operations	676,258	-	-	-

Effect of foreign exchange rate changes on cash and cash equivalents	-	110,760	-	-

Net change in cash and cash equivalents during the period	5,287,474	989,091	1,347,556	(2,932,875)

Cash and cash equivalents - Beginning of period	2,379,617	4,501,201	6,319,535	8,423,167

Cash and cash equivalents - End of period	7,667,091	5,490,292	7,667,091	5,490,292
Cash and cash equivalents comprise:
Cash	1,859,559	376,800	1,859,559	376,800
Short-term investments	5,807,532	5,113,492	5,807,532	5,113,492
	7,667,091	5,490,292	7,667,091	5,490,292